

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Philip Jones
Chief Financial Officer
Vinco Ventures, Inc.
6 North Main Street
Fairport, New York 14450

Re: Vinco Ventures, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed April 15, 2022
    File No. 001-38448

Dear Mr. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business , page 4

1.   We note your disclosure on page 5 that your wholly-owned subsidiary EVNT Platform LLC, dba Emmersive Entertainment ("EVNT"), offers a streaming music Non-Fungible Token ("NFT") platform that generates revenue "from the development of custom, digital artwork and digital music that is sold in the form of non-fungible tokens through a third-party marketplace." We also note your disclosure on page 87 that your asset acquisition from Emmersive Entertainment, Inc. included "digital assets." Please address the following comments related to your digital assets:

     • Tell us and disclose your accounting policies related to digital assets, including NFT's. Ensure your response addresses, but is not necessarily limited to, the specific nature of the digital assets recorded on your balance sheet, how you record digital assets upon initial recognition, how you account for them after initial recognition, and your revenue recognition policies. Cite the specific authoritative accounting guidance you relied upon in determining your accounting treatment.

- Quantify the impact of all digital assets, including NFT's, on your financial statements. Ensure that you quantify all related assets and liabilities on your balance sheet and all related revenues, cost of revenues, and other impacts on your statements of operations. Provide us with and disclose a rollforward of each material holding of digital assets included on your balance sheet.

- Explain to us in sufficient detail how your NFT platform operates. In doing so, describe the services and/or products you offer to customers, the parties involved, and key contractual terms. Considering providing illustrative examples to facilitate our understanding.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing